FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 04, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

ABSTRACT OF THE MINUTES OF THE 2nd/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 24, 2011 at 12:00 noon at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. QUORUM: the majority of the board members. CHAIR: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary; in the presence of the members of the Fiscal Council with respect to the resolution of matters pertaining to this council. RESOLUTIONS ADOPTED: 1. Financial Statements – The Financial Statements with relative to the Fiscal Year ending December 31, 2010 as well as the other pertinent documents were approved. 2.  Approval of the documents for the OGM/EGM to be held on April 29, 2011. The convening notice and the Board of Directors’ proposal for the Ordinary and Extraordinary General Meeting to be held on April 29, 2011 were approved. CONCLUSION:  These minutes, having been drafted, read and approved, were signed by the members of the Board present. Members of the Board: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Roberto Faldini and Walter Fontana Filho. São Paulo-SP, March 24, 2011. (I hereby certify that this is a true copy of the original minutes drafted to Book number 2, folios 148 to 150 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

NILDEMAR SECCHES Co-Chairman	LUIZ FERNANDO FURLAN Co-Chairman

CARLOS ALBERTO CARDOSO MOREIRA	DÉCIO DA SILVA

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	ROBERTO FALDINI

WALTER FONTANA FILHO	EDINA BIAVA - Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 04, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director